SMARTfit Inc.



ANNUAL REPORT

4820 McGrath St

Ventura, CA 93003

0

https://www.smartfitinc.com/

This Annual Report is dated April 9, 2025.

BUSINESS

At SMARTfit, we have designed what we believe to be the first brain health gym programmed to enhance human performance in all populations. SMARTfit transforms the way we approach human health and performance by simultaneously training the brain and body motor system to perform fluidly. This dual-tasking, neurofunctional approach, rooted in over 30 years of scientific research, has been proven to deliver faster and more effective results than traditional single-task methods. Until now, all dual task interventions have been delivered manually. SMARTfit technology is the first to deliver evidence-based cognitive-motor dual-task (CMDT) interventions and training, which also include pre-designed programming to capture performance data for every demographic at every level of ability, including senior living, community health & recreation, sports performance, military tactical performance, for-profit/nonprofit fitness, youth, and education.

More and more industry professionals have been asking how to add or include brain health in their programming. The 2025 World Economic Forum at Davos, Switzerland recently listed Brain Health (neurological health, mental health, and cognitive performance) as one of their highest priorities for 2025. Technology Driven Cognitive-Motor Dual-Task Training (CMDT) is recognized to deliver fast transference to real-life performance by training the brain and body together.

Dr Rob Winningham, Ph.D., Provost & Vice President of Academic Affairs at Western Oregon University, a leading expert in gerontology and neuroscience, said: "SMARTfit can improve executive functioning better than physical exercise alone or cognitive alone through dual tasking. The research supports that. And if we can improve executive functioning, that generalizes to things that have never been trained including activities of daily living that can maximize independence and quality of life. This includes the ability to create a new memory, ability to pay attention, ability to inhibit behavior, problem solving and reasoning."

SMARTfit excels at challenging the Executive Function Domain of the brain (top-down processing) — to make quicker and better decisions, solve problems, improve working memory, enhance cognitive flexibility, and more. All this happens while performing a variety of physical movements and tasks, simulating real life. It's this combination of reaction and executive function training that studies reveal leads to greater transference to real-world results than reaction training alone. SMARTfit adds to the power of CMDT training by using gamification, which increases both engagement and enjoyment, and in turn produces faster transference to real world activities of daily living.

Combining exercise with cognitive tasks, as the SMARTfit technology does, may also provide neural protection across a person's lifetime. Researchers believe that such novel interventions designed to stimulate key cognitive domains during exercise may be especially beneficial to brain health over the adult lifespan. (Source: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5926798/)

SMARTfit's cloud-based data management system captures baseline tests and progress reporting quickly and automatically. This has a powerful effect on adherence as clients can quickly see the benefits of this training in graphs available by simply logging into their Android/iOS App.

SMARTfit's revenue model includes hardware and software (firmware) solutions sold through a domestic and international distributor network, at a mark-up, into rehab facilities. SMARTfit's application software is licensed for an annual fee, generating a recurring revenue stream.

The digital brain health market encompasses digital products and services, including brain training games, cognitive assessments, virtual reality tools, neurofeedback devices, and mobile applications that enhance memory, attention, problem-solving, and other cognitive abilities, aimed at improving cognitive function and addressing neurological conditions. According to Precedence Research, the global digital brain health market accounted for $231.13 billion in 2024, grew to $248.49 billion in 2025 and is expected to be worth around $476.82 billion by 2034, registering a CAGR of 7.51% between 2024 and 2034. The North America region dominates the global market, and the software component segment is expected to record the maximum market share between 2024 and 2023. (Source: https://www.precedenceresearch.com/digital-brain-health-market)

SMARTfit Inc. (formerly Multisensory Fitness Inc.) was incorporated in California on May 16, 2013. The corporation's name was changed to SMARTfit Inc., on October 20, 2016.

After the formation in 2013, the company acquired the assets and certain liabilities of Exercise Technology Inc. (an affiliated entity) in exchange for founder's shares. The acquisition enabled SMARTfit to fund the development of its operating system with an existing revenue stream and to maintain the talent required to take on the development of the new product lines.

In addition, the company has utilized technology from another affiliated entity, Multisensory Technologies Inc., under common ownership since June 1, 2013, pursuant to a licensing agreement. The company entered into a technology purchase agreement, effective January 1, 2017, to purchase the technology from Multisensory Technology Inc. The purchase agreement requires the Company to pay a one-time fee of $100,000 plus a fixed fee of $130 per main controlling computer unit (CCU) on the first 1,250 CCUs sold or leased and $100 per CCU thereafter through December 31, 2026 or until an aggregate of $20,000,000 has been paid. See 2024 financial review.

The technology (operating system) purchased from Multisensory Technologies Inc. included the following components for the operating systems of the SMARTfit products:

1. Targets' custom operating system to:
• Minimize CPU requirements (smallest, cost effective, high speed)
• Optimize CPU speed to keep up with data flow with minimal data transfer (to the CPU)
• Minimize interrupt latency and time-in-process
• Real time processing of incoming sensor data
2. CPU custom operating system to:
• Minimize CPU requirements (size, cost, speed)
• Minimize interrupt latency and time-in-process
• Ability to process 8 communication interfaces at system optimal speed
• Algorithms to process incoming processed sensor data according to the game being run
• Algorithms to "play games", ease of adding games of many styles
• Capable of processing 127 Targets
• Capable of processing 15 speaker/audio channels
• Capable of processing 15 displays for time or score
3. Sensing system to identify the location, proximity, pressure and accuracy of a "hits":
• Uses sound/vibration to detect "hits"
• Uses Target CPU algorithms to determine local hit (50nSec timing system)
• Uses Target CPU algorithms to determine "hit" strength

The company built on and extended this operating system to incorporate:
• An enhanced controller-operating system, which includes high speed communications and interactive audio.
• A brand new target operating system, which includes interactive display, sensing system, and high speed communications

We added:
• 6 product lines
• iOS/Android app/user interface launched on the HIPAA-compliant Microsoft Azure Cloud
• Gamification module of 21 interactive game folders, each with multiple games
• Over 3,000 video-supported activities within hundreds of programs designed to train every ability level
o Each activity is a game tied to a specific physical activity
o A program consists of specifically chosen activities deployed in a sequence
• Two types of tests designed to measure and report baseline and progress
o Cognitive Tests
o Dual Task Cost Tests

Another affiliated entity is SMARTfit Active LLC, which is owned by the company (as a minority member) and a number of its shareholders. SMARTfit Active LLC has provided loans to the company to fund the completion of development and initial manufacturing of the company's new injection-molded product lines that provide the ability to scale manufacturing quickly.

Previous Offerings

Name: Class A Voting Common Stock
Type of security sold: Equity
Amount sold to date: $118,000
Number of Securities Sold: 168,571

Use of proceeds: Inventory and salaries
Date: Ongoing
Offering exemption relied upon: 506(b)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $497,006
Number of Securities Sold: 4,970
Use of proceeds: General corporate purposes
Date: December 31, 2022
Offering exemption relied upon: 506(b)

Name: Class B Nonvoting Common Stock
Type of security sold: Equity
Final amount sold: $130,609.89
Number of Securities Sold: 129,799
Use of proceeds: General corporate purposes
Date: June 29, 2022
Offering exemption relied upon: Reg CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $265,000.00
Number of Securities Sold: 530,000
Use of proceeds: Inventory, salaries in preparation for a big Q4/2021.
Date: August 20, 2021
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $1,244,675.80
Use of proceeds: Debt restructuring
Date: December 31, 2020
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $4,273,196.00
Number of Securities Sold: 4,273,196
Use of proceeds: R&D and working capital
Date: February 24, 2020
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue

Net revenue for fiscal year 2024 was $657,438, up compared to fiscal year 2023 net revenue of $583,849 which is a reflection of the addition of the SMARTfit ProTrainer to the product line and an increase in the average sale. In fiscal year 2023 the company began to license its software for an annual fee instead of packaging the software with the hardware. This resulted in reduced revenue, as pre-sold licensing fees are recorded as a current liability (deferred revenue) and earned monthly. Deferred revenue for fiscal year 2024 is $159,269, up from $60,817 in fiscal year 2023.

Cost of sales

Cost of sales in fiscal year 2024 was $197,143, up from $187,683 from fiscal year 2023. The increase of $9,460 was largely due to the increase in revenue of $73,589 but was offset by substantially reduced production costs.

Gross margins

2024 gross profit was $460,295 compared with $396,116 in 2023 which is in line with the increased revenue and reduced cost of sales.

Expenses

Operating expenses in 2024 were $1,813,674 a decrease of $218,492 from 2023's expenses of $$2,032,166. The decrease reflects the company's cost cutting efforts and increased efficiency. The Company's expenses consist of, among other things, employee compensation, marketing and sales expenses, fees for professional services, and investment in research and development which is expensed.

Historical results and cash flows

Throughout fiscal year 2024, the Company continued in the production stage and revenue generating. For most of fiscal year 2024, the Company was also still focused on research and development. In October 2024, we completed our most critical, high-risk software development, the bootloader of the ProTrainer — the essential component to make the ProTrainer viable, which enables the software to be updated remotely. We achieved our goal of changing the Company's business model of increasing the average sale and profitability. In fiscal year 2024, cash has been primarily generated through sales and loans from shareholders.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $52,147. Until the Company is able to achieve positive cash flow through sales, it intends to continue to raise additional funds through loans from shareholders and possibly additional equity financing.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $52,147.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: EIDL Loan
Amount Owed: $360,000
Interest Rate: 3.75%
Maturity Date: June 17, 2050

Creditor: MILE 13 LLC
Amount Owed: $40,000
Interest Rate: 5.00%
Maturity Date: December 31, 2023

Creditor: SMARTFIT ACTIVE LLC
Amount Owed: $189,226
Interest Rate: 4.50%
No maturity date

Creditor: Connie Stomper
Amount Owed: $138,619
Interest Rate: 10.0%
Maturity Date: January 1, 2026

Creditor: Tamara Boucar
Amount Owed: $13,980
Interest Rate: 8.0%
No maturity date

Creditor: Dave Moitis
Amount Owed: $38,244
Interest Rate: 8.0%
No maturity date

Creditor: Peter Lamberti
Amount Owed: $108,021
Interest Rate: 6.0%
No maturity date

Creditor: Cathi Lamberti
Amount Owed: $513,172
Interest Rate: 6.0%
Maturity Date: December 31, 2025

Creditor: Cathi Lamberti
Amount Owed: $300,000
Interest Rate: 6.0%
Maturity Date: December 31, 2026

Creditor: Cathi Lamberti
Amount Owed: $159,836
Interest Rate: 6.0%
No maturity date

Creditor: Leslie Brtek
Amount Owed: $99,126
Interest Rate: 6.0%
Maturity Date: December 31, 2025

Creditor: Jack Reed
Amount Owed: $127,675
Interest Rate: 6.0%
Maturity Date: December 31, 2025

Creditor: Jack Reed
Amount Owed: $166,952
Interest Rate: 6.0%
Maturity Date: December 31, 2026

Creditor: Michael Hayes
Amount Owed: $67,025
Interest Rate: 6.0%
Maturity Date: December 31, 2025

Creditor: Gerry Lamberti
Amount Owed: $10,000
Interest Rate: 6.0%
Maturity Date: December 31, 2025

Creditor: SMARTfit Shareholders Conv Note
Amount Owed: $898,936
Interest Rate: 10.0%
Maturity Date: December 31, 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Catherine Lamberti

Catherine Lamberti's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Executive Officer and Founder
Dates of Service: May 2013 - Present
Responsibilities: Sets the direction of the company including product development and market entry focus.- $180k yearly - 10% paid in cash - 90%
deferred

Position: Chairperson of the board of directors
Dates of Service: May 2013 - Present
Responsibilities: Ensures the company focus is on staying legally compliant and focused on protecting the shareholders. - currently no compensation

Other business experience in the past three years:
Employer: SuperSprings International
Title: Director
Dates of Service: July 1996 - Present
Responsibilities: Founder and member of the board of directors

Other business experience in the past three years:
Employer: Exercise Technology Inc. Title: Director
Dates of Service: April 2011 - Present
Responsibilities: Member of the Board of Directors

Other business experience in the past three years:
Employer: Multisensory Technologies Inc. Title: Director
Dates of Service: January 2013 - Present
Responsibilities: Member of the Board

Name: James Manley

James Manley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Technology Officer
Dates of Service: May, 2013 - Present

Responsibilities: Hardware and software design and development. $180k/yearly - $133k cash - $47k deferred - Total of 2M stock options - 1,666,667 vested, 333,333 outstanding to vest

Position: Board Member
Dates of Service: February 2016- Present
Responsibilities: Board duties - currently no compensation

Other business experience in the past three years:
Employer: US Government [Classified]
Title: [Classified]

Dates of Service: November 2020 - Present
Responsibilities: [Classified]

Other business experience in the past three years:

Employer: Mulitsensory Technologies Inc.
Title: Director
Dates of Service: January 2013 - Present
Responsibilities: Member of Board of Directors

Name: John DuHadway

John DuHadway's current primary role is with DuHadway Consulting. John DuHadway currently services estimated 1 hour per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Corporate Secretary
Dates of Service: May 2023 - Present
Responsibilities: Takes care of the recording, monitoring of all securities and financial transactions relating to shareholders. $2000/month.

Position: Fractional Chief Financial Officer
Dates of Service: May 2023 – October 2023
Responsibilities: Ensures the company records its financial transactions according GAAP standards. Other business experience in the past three years:

Employer: DuHadway LLC
Title: Owner
Dates of Service: April 2008 - Present
Responsibilities: Provide financial consulting services to small to medium-sized technology companies.

Name: Michael Hayes

Michael Hayes's current primary role is with Awake To Love Inc. Michael Hayes currently services monthly board meetings hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Board member
Dates of Service: September 2021 - Present
Responsibilities: Protect the interests of the shareholders and ensure the company is legally compliant. - currently no compensation

Other business experience in the past three years:
Employer: Awake To Love Inc.
Title: CEO
Dates of Service: October 2012 - Present
Responsibilities: Responsible for strategy/content and consulting for clients.
Other business experience in the past three years: Employer: SuperSprings International
Title: Director
Dates of Service: October 1998 - Present
Responsibilities: Member of the Board of Directors

Name: Jason Polete

Jason Polete's current primary role is with MDamerica. Jason Polete currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Director
Dates of Service: April 2022 - Present
Responsibilities: Protect the interests of the shareholders and ensure the company is legally compliant. Currently no compensation.

Other business experience in the past three years:

Employer: MDamerica
Title: CEO
Dates of Service: May 2013 - Present
Responsibilities: Owner and chief executive officer

Name: Dr. Arjun C. Arugan

Dr. Arugan's current primary role is with Synergy Wellness Ventures PTY Ltd. Dr. Arugan currently serves 2-3 hours per week in their role with the
Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: May 2023 - Present

Responsibilities: Protect the interests of the shareholders and ensure the company is legally compliant. Provides expertise in strategic positioning for global market entry. Currently no compensation
Other business experience in the past three years: Employer: Synergy Wellness Ventures PTY Ltd.
Title: Owner/CEO
Dates of Service: 2003 - Present
Responsibilities: Owner and chief executive officer

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Catherine Lamberti
Amount and nature of Beneficial ownership: 9,920,000
Percent of class: 28.2

RELATED PARTY TRANSACTIONS

Name of Entity: Smartfit Active LLC
Names of 20% owners: Catherine B Lamberti - SMARTfit is also a member of SMARTfit Active LLC
Relationship to Company: Joint Venture
Nature/ amount of interest in the transaction: SMARTfit Active LLC is the lender of up to $191,000 in this joint venture; As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan is $189,226 and $289,226, respectively
Material Terms: see SMARTfit Active LLC operating agreement.

Name of Entity: Peter Lamberti
Relationship to Company: Family member
Nature/ amount of interest in the transaction: Note Payable $108,021
Material Terms: Unsecured, payable in full, including interest at 6%, no maturity date.

Name of Entity: LT Debt from Existing Shareholders
Relationship to Company: Existing Shareholders
Nature/ amount of interest in the transaction: Convertible Note - principal $1,171,800
Material Terms: Convertible Notes, secured by property of the Company and payable in full, including interest at 6% or 10%, with $518,427 on December 31, 2025 and 828,423 on December 31, 2026.

Name of Entity: Catherine B Lamberti
Relationship to Company: CEO, Director, 20%+ Owner
Nature/ amount of interest in the transaction: Promissory Note - principal $518,666
Material Terms: usecured note, including interest at 6% per annum, with maturity at March 30, 2024; as of December 31, 2024, and December 31, 2023, the outstanding balance of the note, including accrued interest, is $544,203 and $543,712, respectively
Nature/ amount of interest in the transaction: Promissory Note - principal $300,000
Material Terms: unsecured note, including interest at 6% per annum, with maturity at March 30, 2026; as of December

31, 2024, the outstanding balance of the note is $300,000
Line of credit of approximately $159,836
Material Terms: Line of credit, unsecured, no maturity date, interest at 6%.

Name of Entity: Mile 13 LLC
Names of 20% owners: William Kehoe, owner, was an officer, director and promoter at the time the loan was made.
Relationship to Company: Promoter, Officer and Director at the time the loan was made.
Nature/ amount of interest in the transaction: Line of credit of $40,000.
Material Terms: Line of credit, unsecured, no maturity date, including interest at 5%.

Name of Entity: Greg Blanchard
Relationship to Company: Shareholder
Nature/amount of interest in the transaction: factoring agreement for an order of $65,000
Material terms: factor fee is calculated at 1% per month; loan amount of $25,000; the total outstanding balance as of December 31, 2024, and December 31, 2023, was $25,608 and $0, respectively

OUR SECURITIES

The company has authorized Preferred Stock, Class A Voting Common Stock, Class B Nonvoting Common Stock, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 955,357 of Class B Nonvoting Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 4,970 shares of Series A outstanding.

Voting Rights

No voting rights at this time.

Material Rights

Dividends and Distribution. Dividends will begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the date of issue of each Series A Preferred Share, whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends, on an annual basis at the rate of 10% per annum on the sum of the Liquidation Value thereof plus all unpaid accrued and accumulated dividends thereon. All accrued dividends on any Series A Preferred Share shall be paid in cash only when, as and if declared by the Board out of funds legally available therefor or upon a liquidation or redemption of the Series A Preferred Stock in accordance with the provisions of Section 3 or Section 5 herein; provided, that to the extent not paid on the last day of December of each calendar year (each such date, a "Dividend Payment Date"), all accrued dividends on any Series A Preferred Share shall accumulate and compound on the applicable Dividend Payment Date whether or not declared by the Board and shall remain accumulated, compounding dividends until paid pursuant hereto. All accrued and accumulated dividends on the Series A Preferred Shares shall be prior and in preference to any dividend on any Junior Securities and shall be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any the common stock of the Corporation ("Common Stock") and any other class of securities that is specifically designated as junior to the Series A Preferred Stock ("Junior Securities"), other than to (a) declare or pay any dividend or distribution payable on the Common Stock in shares of Common Stock or (b) repurchase Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase.

Redemption. On December 31, 2026, (the "Redemption Date") the Corporation shall redeem the Series A Preferred Shares for a price per share of the Liquidation Value plus any accrued and unpaid dividends. Payments shall be made by company check, Automated Clearing House, certified check or wire transfer to the Holder(s). Payments shall be made solely out of funds legally available therefor. Each such Series A Preferred Share that is redeemed shall be automatically cancelled and have no further rights and such Series A Preferred Share shall no longer be deemed issued and outstanding.

(a) Remedies for Nonpayment. If on the Redemption Date, not all of the Series A Preferred Shares to be redeemed are redeemed in full by the Corporation, then until such Series A Preferred Shares are fully redeemed for payment in full, (i) all of the unredeemed Series A Preferred Shares shall remain outstanding and continue to have the rights, preferences, and privileges expressed herein, including the accrual and accumulation of dividends thereon as provided in Section 2, and (ii) interest on the portion of the aggregate Liquidation Value, plus any accrued and unpaid dividends, applicable to the unredeemed Series A Preferred Shares shall accrue daily in arrears at a rate equal to the highest legal rate of interest.

(b) Optional Redemption. The Corporation, at its option, may redeem, in whole or in part, at any time and from time to time, out of funds legally available therefore, the Series A Preferred Shares at the time outstanding, upon thirty days' written notice given to the Holder(s) thereof, at a redemption price per share of the Liquidation Value, plus any accrued and unpaid dividends to, but excluding, the date fixed for redemption.

Conversion. A. Each Holder of record of Series A Preferred Shares may, at his, her, or its option, upon written notice of optional redemption pursuant to Section 4(b) hereof or at any time six months or less before the Redemption Date, but not thereafter, may convert their Series A Preferred Shares, together with any accrued and unpaid dividends, then remaining outstanding in whole or in part, into that number of shares of the Class A Voting Common Stock of the Corporation ("Class A Voting Common Stock") as the amount of the aggregate Liquidation Value, plus accrued and unpaid dividends, of such Series A Preferred Shares so converted is a multiple of the applicable conversion price, as hereinafter determined pursuant to this Section Five, and upon the terms and subject to the conditions hereinafter specified in this Section Five, against the surrender to the Corporation at its principal office of the certificate(s) evidencing such shares to be converted. Each surrendered certificate shall be canceled of record of such certificate; provided, that if less than all the Series A Preferred Shares represented by a surrendered certificate are redeemed, then a new stock certificate representing the unredeemed Series A Preferred Shares shall be issued in the name of the Holder of record of such canceled stock certificate.

(a) The conversion price per share (herein called "the basic conversion price") shall be determined by dividing the value of Corporation, as determined in good faith by its board of directors based on an independent valuation or subsequent financing, by the number of outstanding shares of Class A Voting Common Stock as of the conversion date (assuming conversion of all securities convertible into Class A Voting Common Stock and exercise of all outstanding options and warrants, including all shares of Class A Voting Common Stock reserved and available for future grant under any equity incentive or similar plan of the Corporation, but excluding the shares of equity securities of the Corporation issuable upon the conversion of any indebtedness), and multiplying the quotient by 70%. The basic conversion price is subject to adjustment from time-to-time as hereinafter provided.

(b). In case at any time or from time-to-time after the date hereof, the holder(s) of the shares of Class A Voting Common Stock shall have received, or (on or after the record date fixed for determination of stockholders eligible to receive) shall have become entitled to receive, without payment therefor: (i) other or additional Common Stock or other securities or property (other than cash) by way of dividend; or (ii) any cash paid or payable (including, without limitation, by way of dividend), except out of earned surplus of the Corporation; or (iii) other or additional (or less) stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, recapitalization, combination of shares, or similar corporate rearrangement; then, and in each case, the Holder(s) of the Series A Preferred Shares, upon the exercise of his or her conversion privilege, shall be entitled to receive the amount of Class A Voting Common Stock and other securities, and property (including cash in the cases referred to in subdivisions (b)(ii) and (b)(iii) above) which such Holder(s) would receive on the date of the exercise if on the date hereof such Holder(s) had been the holder of record of the number of shares of Class A Common Stock into which the Series A Preferred Shares may be converted (the "Conversion Shares"), and had thereafter, during the period from the date hereof to and including the date of the exercise, retained the Conversion Shares and any other or additional (or less) stock and other securities and property (including cash in the case referred to in subdivisions (b)(ii) and (b)(iii) above) receivable by him or her during that period, giving effect to all adjustments called for during that period by this paragraph.

(c) In case the Corporation prior to the Redemption Date shall: (i) effect a reorganization; (ii) consolidate with or merge with any other person; or (iii) transfer all or substantially all of its properties or assets to any other person under any plan or arrangement contemplating the dissolution of the Corporation within twenty-four (24) months from the date of the transfer, then, in each case, the Holder(s) of the Series A Preferred Shares, upon exercise of his or her conversion privilege within thirty (30) days after the consummation of the reorganization, consolidation, or merger or the effective date of the dissolution, as the case may be, shall be entitled to receive, in lieu of the shares of Class A Voting Common Stock issuable upon the exercise prior to the consummation or the effective date, the stock and other securities and property to which the holder would have been entitled upon the consummation or in connection with the dissolution, as the case may be, if the Holder had so exercised his or her conversion privilege immediately prior thereto, subject to further adjustment as provided in this paragraph. Upon any reorganization, consolidation, merger, or transfer (and any dissolution following any transfer pursuant to this paragraph), the Series A Preferred Shares, and the conversion privileges appertaining thereto, shall continue in full force and effect and the terms thereof shall be applicable to the shares of stock and other securities and property receivable upon exercise of the conversion privilege after consummation of the reorganization, consolidation, merger, transfer, or dissolution, as the case may be, and shall be binding upon the issuer of any such stock or other securities including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Corporation, whether or not that person shall have expressly assumed the obligations hereunder.

(d) Notwithstanding anything to the contrary herein, a Holder of Series A Preferred Shares shall be prohibited from converting into shares of Class A Voting Common Stock, if such conversion would cause the holder to have aggregate holdings as to require the holder to file SEC Form 13(d) or 13(g). Such restriction may be waived by mutual consent of the Holder of Series A Preferred Shares and the Corporation. Such restriction shall not apply in the event of a merger, reorganization, acquisition change of control, or sale of all or substantially all of the assets of the Corporation in which the holders of the Corporation's capital stock hold less than 50% of the voting power of the surviving entity.

Amendment. The Articles of Incorporation of Incorporation of the Corporation will not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of 51% or more of the outstanding shares of Series a Preferred Stock, voting together as a single class.

Class A Voting Common Stock

The amount of security authorized is 80,000,000 with a total of 51,143,390 outstanding (on a fully diluted basis). Voting Rights 1 vote per share.

Material Rights

The total amount of outstanding common stock includes 35,252,032 shares issued and outstanding (on an undiluted basis) and warrants for 940,500 are issued and vested, shares to be issued pursuant to outstanding warrants.

The total amount outstanding also includes 15 million shares reserved for issuance under the company's Equity Incentive Plan, of which options for 10,099,384 are issued and vested, and the balance is yet to be issued.

The total amount outstanding does not include securities to be acquired upon the exercise or exchange of other securities, and the exercise price or exchange value is not currently known or knowable.

Class B Nonvoting Common Stock

The amount of security authorized is 10,000,000 with a total of 117,732 outstanding. Voting Rights
There are no voting rights associated with Class B Nonvoting Common Stock.

Material Rights

There are no material rights associated with Class B Nonvoting Common Stock.

Convertible Promissory Note

The security will convert into Class A Voting Common Stock and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $ 1,306,742

Maturity Dates: December 31, 2023 and December 31, 2026
Interest Rate: 10.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: Option of the noteholder

Material Rights

1. In case at any time or from time-to-time, the holders of the Notes shall have received, or (on or after the record date fixed for determination of stockholders eligible to receive) shall have become entitled to receive, without payment therefor: (i) other or additional Common Stock or other securities or property (other than cash) by way of dividend; or (ii) any cash paid or payable (including, without limitation, by way of dividend), except out of earned surplus of the company; or (iii) other or additional (or less) stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, recapitalization, combination of shares, or similar corporate rearrangement; then, and in each case, the registered holder of a Note, upon the exercise of his or her conversion privilege, shall be entitled to receive the amount of Common Stock and other securities, and property (including cash in the cases referred to in subdivisions (ii) and (iii) above) which the holder would receive on the date of the exercise if on the date hereof the holder had been the holder of record of the number of shares of Common Stock into which this Note may be converted, and had thereafter, during the period from the date hereof to and including the date of the exercise, retained the shares and any other or additional (or less) stock and other securities and property (including cash in the case preferred to in subdivisions (ii) and (iii) above) receivable by him or her during that period, giving effect to all adjustments called for during that period by this paragraph.

2. In case the Company shall: (i) effect a reorganization; (ii) consolidate with or merge with any other person; or (iii) transfer all or substantially all of its properties or assets to any other person under any plan or arrangement contemplating the dissolution of the Company within twenty-four (24) months from the date of the transfer, then, in each case, the registered holder of a Note, upon exercise of his or her conversion privilege within thirty (30) days after the consummation of the reorganization, consolidation, or merger or the effective date of the dissolution, as the case may be, shall be entitled to receive, in lieu of the Common Stock issuable upon the exercise prior to the consummation or the effective date, the stock and other securities and property to which the holder would have been entitled upon the consummation or in connection with the dissolution, as the case may be, if the registered holder had so exercised his or her conversion privilege immediately prior thereto, subject to further adjustment as provided in this paragraph. Upon any reorganization, consolidation, merger, or transfer (and any dissolution following any transfer pursuant to this paragraph), this Note, and the conversion privileges appertaining thereto, shall continue in full force and effect and the terms thereof shall be applicable to the shares of stock and other securities and property receivable upon exercise of the conversion privilege after consummation of the reorganization, consolidation, merger, transfer, or dissolution, as the case may be, and shall be binding upon the issuer of any such stock or other securities including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the company, whether or not that person shall have expressly assumed the terms of this Note.

3. If at least 51% of the outstanding balance of the Notes are so converted at any time, the Company shall have the right to require the remainder of the Notes to be converted into Common Stock.

4. Notwithstanding anything to the contrary in the Note, a Note holder shall be prohibited from converting into shares of Common Stock, if such conversion would cause the holder to have aggregate holdings as to require the holder to file SEC Form 13(d) or 13(g). Such restriction may be waived by mutual consent of the Note holder and the Company. Such restriction shall not apply in the event of a merger, reorganization, acquisition change of control, or sale of all or substantially all of the assets of the Company in which the holders of the Company's capital stock hold less than 50% of the voting power of the surviving entity.

What it means to be a minority holder

As a minority shareholder of Class B Nonvoting Common stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of Class B Nonvoting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people will think it's a better option than competing products, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares of Class B Nonvoting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the exercise equipment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class B Nonvoting Common Stock in the amount of up to $1,069,999.84 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Nonvoting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Nonvoting Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Nonvoting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with No Voting Rights The Class B Nonvoting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority non-voting holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you would get nothing. Even if we sell all the Class B Nonvoting Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated profits SMARTfit Inc. was formed on May 16, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SMARTfit Inc. has incurred a net loss and has had limited revenues generated since inception. The Company has not recorded net profits, in part because all research & development costs have been expensed. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that SMARTfit is a good idea, that the team will be able to successfully market, and sell the products and services, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there can be no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Competitors and other third parties may infringe, misappropriate or otherwise violate our trademarks, copyrights, trade secrets or other intellectual property. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property or otherwise defeat our intellectual property rights through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, marketing, training, installation, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As our business is in part based on the internet and cloud services, we may be vulnerable to hackers who may access the data of our users, customers, investors and the companies that utilize our products, and platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on our internet service provider could harm our reputation and materially negatively impact our financial condition and business. If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. We rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Because we may collaborate with third parties for the development, manufacturing, and clinical evaluation of our products, we must, from time to time, share trade secrets with them. We seek to protect our proprietary technology by, among other things, entering into confidentiality agreements, consulting agreements, or other similar contracts with our employees, consultants, scientific advisers, researchers, and other contractors before disclosing proprietary confidential information. These contracts typically limit the rights of these parties to use or disclose our confidential information, including our trade secrets. However, the need to share trade secrets and other confidential information increases the risk that our trade secrets may become known by our competitors, may inadvertently be incorporated into the technology of others, or may be disclosed or used in violation of these agreements. We cannot guarantee that we will enter into such contracts with every person that may have or have had access to our confidential information or trade secrets. Monitoring unauthorized use or disclosure is difficult, and we do not know whether what we have done to protect our trade secrets and proprietary technologies will be effective. If any of the employees, consultants, scientific advisers, researchers and other contractors who enter into these contracts do breach or violate the terms of any of these agreements, we may not have adequate remedies for such breach or violation, and we could lose our trade secrets as a result. Further, we preserve the confidentiality of our confidential information by maintaining the physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in our efforts, our security measures may be breached. Detecting the disclosure or misappropriation of confidential information and enforcing a claim that a person illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or is subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. On top of all that, our competitors may independently develop their own knowledge, methods and know-how equivalent to our trade secrets, in which case we would have no right to prevent them, or those to whom they disclose the information, from using it to compete with us. Furthermore, competitors could purchase our products and replicate or reverse engineer some or all of the competitive advantages from our technologies on which we do not have patent or copyright protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate the information, from using that information to compete with us. A competitor's discovery of our trade secrets or any unauthorized use or disclosure could have an adverse effect on our business, financial condition, results of operations, and prospects. Tariffs on the import of components needed to manufacture our products can have an adverse effect on our gross margins, generation of future revenue, financial condition, and operating results. International supply chains have been and may continue to be impacted by events outside of our control, limiting our ability to procure timely delivery of components or other supplies needed to manufacture our products. Importing and exporting has involved more risk, since 2016, with increasingly heated rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders, including with respect to tariffs against foreign imports of certain materials. Several of the components that go into the manufacturing of our products are sourced internationally, including from China, where the United States has imposed tariffs on specified products imported from there. These issues could be further exacerbated by the continuation of the COVID-19 or the outbreak of another pandemic. We have seen, and may continue to see, increased congestion and/or new import/export restrictions implemented at ports that we rely on to deliver components needed to manufacture our products. In some cases, we have had to secure alternative transportation, such as air freight, or use alternative routes, at increased costs to run our supply chain. These tariffs have an impact on our component costs and have the potential to have an even greater impact depending on the outcome of current trade negotiations, especially increases in U.S. tariff rates on specified products from China. Further increases in our component costs could have a material effect on our gross margins. Tariffs causing the loss of a significant supplier, an increase in component costs, or delays or disruptions in the delivery of components, could adversely impact our ability to generate future revenue and earnings and have an adverse effect on our business, financial condition, and operating results. We may be subject to product liability claims which could harm our financial condition and operating results. The sale of our products exposes us to potential product liability claims. Customers and end users may sue us if any of our products sold to them fail to perform properly or injure the user. Furthermore, liability claims, whether or not valid or successfully prosecuted , could require us to spend significant time and money on defending our brand and our products. As such, any product liability claim likely would harm our reputation in the industry and the market, and our ability to develop and market our products in the future would be adversely affected. In order to mitigate the potential risk of liability claims the Company carries liability insurance for claims up to an amount of $2,000,000. Our liability insurance provides coverage for bodily injury or property damage related to our products. The prescribed limits include coverage for legal expense to defend the suits brought against the Company. Increases in component costs, long lead times, supply shortages, and supply changes have disrupted our supply chain and may continue to do so, which can have an adverse effect on our business, financial condition, and operating results. Our ability to support our customers depends in part on our ability to obtain timely and adequate delivery of components to manufacture our SMARTfit products. The components that go into the manufacture of our products are sourced from a limited number of third-party suppliers, and some of these components are provided by a single supplier. We are therefore subject to the risks both of shortages and cost increases. Our ability to meet demand for our products has already been, and may in the future be, impacted by our reliance on the availability of components from these suppliers and their suppliers. We have already experienced component shortages and price increases, and we have raised the price of our products in turn. The availability of these components and the stability of their pricing cannot be assured. Any further interruption or delay in the supply of any of these components, or the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, could harm our ability to meet our scheduled product deliveries to our customers and future orders. Any of these circumstances, or a combination of them, could have an adverse effect on our business, financial condition, and operating results. Actual or potential public health emergencies, epidemics, or pandemics (such as the COVID-19 pandemic) could have a material adverse effect on our business, cash flow from operations, or financial condition. The future impact of actual or anticipated epidemics, pandemics, or other public health emergencies on the Company, our suppliers, distributors, dealers, and customers could be widespread and substantial, depending on the nature of the emergency, governmental response, public reaction, and other factors. The impact of the COVID-19 pandemic has included sickness, quarantines, cancellation of travel and events, business shutdowns, reduction in economic activity, unemployment, and supply chain disruption. These factors have had considerable adverse impacts on global economies and financial markets, and also to our supply chain and customer base. During the COVID-19 pandemic, our sales decreased slightly in 2020 compared to 2019. The continuing pandemic could result in future significant uncertainty regarding the sales of our products. Our sales could be adversely affected by, among other things, the temporary inability of our customers to purchase our products due to illness, quarantine, or travel restrictions; dealer, distributor, or customer closures caused by illness or by government restrictions; changes in interest or demand for our products; and fewer options for marketing and sales of products or other restrictions in connection with the public health emergency. If such events occur over a prolonged period, they could increase our costs and the difficulty of operating our business, including accurately planning and executing our operations or maintaining inventory levels, which may adversely impact our financial performance. The global financial and credit markets have experienced, and may continue to experience, disruption, uncertainty, and volatility as a result of COVID-19. Our access to capital resources and liquidity could be adversely impacted by such disruption, uncertainty, or volatility, including difficulty in obtaining credit or being able to obtain credit only on less favorable terms. The COVID-19 pandemic may continue to impact our operations, and the impact could be material. The continuing impact on our business operations could include, but are not limited to, significant numbers of employees falling ill with COVID-19 or its variants; closures necessitated by state and local "shelter-in-place" orders, safety precautions, employee illness, or self-quarantine measures; decrease in our operations' effectiveness as our employees work from home or as a result of new workplace safety measures; unavailability of key personnel necessary to conduct our business activities; and supply chain or sales/distribution interruptions and limitations. We rely in large part on dealers and distributors for sales and marketing of our products, and adverse impacts on their businesses or financial condition could adversely affect our operations including lower sales, delayed payment, interruptions to customer service, and increased credit risk. Our own efforts to manage, mitigate, and remedy these adverse consequences may be unsuccessful because the eventual effect of the COVID-19 pandemic depends on many aspects beyond our knowledge or control, including the severity and duration of the pandemic, actions taken by government authorities for the public safety, long-term economic recovery, and subsequent customer response. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9, 2025.

SMARTfit Inc.

By   /s/ *Catherine B. Lamberti*

      Name: SMARTfit Inc

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

SMARTFIT, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

FINANCIAL STATEMENTS:



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
SMARTfit, Inc.
Camarillo, California

We have reviewed the accompanying financial statements of SMARTfit, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' deficit, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 17, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 7, 2025
Los Angeles, California

SMARTFIT INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	52,147	$	128,863
Accounts Receivable, net		61,280		11,851
Inventory		222,126		271,104
Prepaids and Other Current Assets		20,906		68,476
Total Current Assets		**356,459**		**480,294**
Property and Equipment, net		61,309		83,450
Right-of-Use Asset		355,688		451,123
Intangible Assets		108,536		113,214
Security Deposit		9,426		9,426
Total Assets	$	**891,419**	$	**1,137,507**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	259,951	$	205,079
Credit Cards		116,268		84,124
Current Portion of Loans and Notes		1,516,924		518,427
Current Portion of Convertible Notes		272,864		272,864
Factoring		25,608		-
Line of Credit		33,140		39,354
Lease Liability, current portion		99,047		89,213
Deferred Revenue		159,269		60,817
Other Current Liabilities		659,230		485,525
Total Current Liabilities		**3,142,301**		**1,755,401**
Loans and Promissory Notes, net of current portion		814,952		1,163,991
Lease Liability, net of current portion		260,669		359,434
Convertible note, net of current portion		898,936		898,936
Accured Interest on Loans and Notes		543,413		357,892
Accrued Royalties		87,996		108,536
Total Liabilities		**5,748,267**		**4,644,190**
STOCKHOLDERS' EQUITY				
Common Stock - Class A		352,520		352,029
Common Stock - Class B		1,298		1,298
Preferred Stock - Series A		50		50
Additional Paid in Capital		10,119,547		9,854,385
Accumulated Deficit		(15,330,263)		(13,714,445)
Total Stockholders' Equity		**(4,856,848)**		**(3,506,683)**
Total Liabilities and Stockholders' Equity	$	**891,419**	$	**1,137,507**

See accompanying notes to financial statements.

SMARTFIT INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 657,438	$ 583,849
Cost of Goods Sold	197,143	187,683
Gross Profit	**460,295**	**396,166**
Operating Expenses		
General and Administrative	903,968	1,139,867
Research and Development	644,756	695,006
Selling and Marketing	264,950	197,293
Total Operating Expenses	**1,813,674**	**2,032,166**
Net Operating Loss	**(1,353,379)**	**(1,636,001)**
Interest Expense	251,432	233,175
Other Loss/(Income)	11,007	(160,233)
Loss Before Provision for Income Taxes	**(1,615,818)**	**(1,708,943)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (1,615,818)**	**$ (1,708,943)**

See accompanying notes to financial statements.

SMARTFIT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(in , $US)	Common Stock - Class A		Common Stock - Class B		Preferred Stock - Series A		Additional Paid In	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance—December 31, 2022	**34,634,973**	**$ 346,350**	**129,799**	**$ 1,298**	**4,970**	**$ 50**	**$ 9,314,671**	**$ (12,005,503)**	**$ (2,343,135)**
Issuance of stock	467,917	4,679	-	-	-	-	281,462	-	286,141
Conversion of Stock Options	100,000	1,000	-	-	-	-	27,000	-	28,000
Share-Based Compensation	-	-	-	-	-	-	231,253	-	231,253
Net Loss	-	-	-	-	-	-	-	(1,708,943)	(1,708,943)
Balance—December 31, 2023	**35,202,890**	**$ 352,029**	**129,799**	**$ 1,298**	**4,970**	**$ 50**	**$ 9,854,385**	**$ (13,714,445)**	**$ (3,506,683)**
Issuance of stock	49,142	491	-	-	-	-	33,909	-	34,400
Share-Based Compensation	-	-	-	-	-	-	231,253	-	231,253
Net Loss	-	-	-	-	-	-	-	(1,615,818)	(1,615,818)
Balance—December 31, 2024	**35,252,032**	**$ 352,520**	**129,799**	**$ 1,298**	**4,970**	**$ 50**	**$ 10,119,547**	**$ (15,330,263)**	**$ (4,856,848)**

See accompanying notes to financial statements.

SMARTFIT INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,615,818)	$	(1,708,943)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property		28,047		15,508
Amortization of Intangibles Assets		4,677		4,678
Share-Based Compensation		231,253		231,253
Non-Cash Lease Expense		6,502		(2,475)
Accured Interest on Loans and Notes		185,521		(17,283)
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		(49,429)		44,117
Inventory		48,978		(30,163)
Prepaids and Other Current Assets		47,570		61,270
Accounts Payable		54,873		(14,765)
Deferred Revenue		98,452		60,817
Credit Cards		32,144		62,973
Other Current Liabilities		173,705		95,993
Security Deposit		-		12,483
Accrued Royalties		(20,540)		
Net Cash Used In Operating Activities		**(774,063)**		**(1,184,538)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(5,906)		(9,457)
Net Cash Used in Investing Activities		**(5,906)**		**(9,457)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		34,400		314,141
Factoring		25,608		-
Line of Credit		(6,214)		39,354
Borrowing on Promissory Notes and Loans		649,459		609,710
Borrowing on Convertible Notes		-		324,129
Net Cash Provided by Financing Activities		**703,253**		**1,287,334**
Change in Cash & Cash Equivalents		**(76,716)**		**93,339**
Cash & Cash Equivalents —Beginning of The Year		128,863		35,524
Cash & Cash Equivalents—End of The Year	$	**52,147**	$	**128,863**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	65,910	$	250,458

See accompanying notes to financial statement

1.   NATURE OF OPERATION

SMARTfit Inc. was incorporated on May 16, 2013, in the state of California as Multisensory Fitness Inc. On October 7, 2016, Multisensory Fitness Inc. changed its name to SMARTfit Inc. The financial statements of SMARTfit Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Camarillo, California.

SMARTfit Inc. specializes in innovative, data-driven fitness and rehabilitation solutions designed to enhance cognitive and physical performance. The company offers interactive training systems that integrate motion-tracking technology, gamification, and real-time analytics to improve coordination, reaction time, and overall well-being. Its solutions are used in healthcare, sports training, and wellness programs to optimize rehabilitation and performance outcomes.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods, which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Molds and Tooling	5-7 years
Camera Equipment	5-7 years
Computers	5-7 years
Demo Units	5-7 years
Vehicles	5-7 years
Factory Equipment	5-7 years
Leasehold Improvements	10-15 years
Office Furniture	5-7 years

Intangible Assets

The company entered into a technology purchase agreement, effective January 1, 2017, to purchase technology. The purchase agreement requires the company to pay a fixed fee of $130 per main controlling unit (CCU) on the first 1,250 CCUs sold or leased and $100 per CCU thereafter through December 31, 2026, or until an aggregate $20,000,000 has been paid. The technology acquired was capitalized at the net present value of the contingent consideration management expects to pay under the agreement. The technology is presented as an intangible asset valued, which will be amortized, on a straight-line basis, over a period of seven years.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024, and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- In-store Sales: Revenue is recognized at point-in-time when the customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of Sales

Costs of goods sold include the cost of equipment sold, components, labor, packaging, and supplies.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased assets (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation

The Company accounts for stock-based compensation for both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $264,950 and $197,293, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 7, 2025, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Expenses	5,137	6,521
Deposits on Purchase Orders	15,769	61,955
Total Prepaids and Other Current Assets	$ 20,906	$ 68,476

Other current liabilities consist of the following:

As of December 31,	2024	2023
Customers Deposit	31,086	21,285
Accrued Payable	121,251	109,044
Tax Payable	5,601	950
Payroll Payable	323,037	200,680
SMARTfit Active License Fees	54,000	47,700
MTI Actual Accrual Since 2018	124,255	105,866
Total Other Current Liabilities	$ 659,230	$ 485,525

4.   INVENTORY

Inventory consists of the following:

As of December 31,	2024	2023
Finished Goods	67,210	57,611
Computer Parts	151,211	208,688
Third Party Products	3,705	4,806
Total Inventory	$ 222,126	$ 271,104

5.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
Molds and Tooling	$ 86,678	$ 86,678
Camera Equipment	2,687	2,687
Computers	5,490	5,490
Demo Units	26,372	20,465
Vehicles	13,515	13,515
Office Furniture	9,055	9,055
Property and Equipment, at cost	143,797	137,890
Accumulated Depreciation	(82,487)	(54,441)
Property and Equipment, net	$ 61,309	$ 83,450

Depreciation expenses for the years ended December 31, 2024, and 2023 were $28,047 and $15,508, respectively.

6. INTANGIBLE ASSETS

The Company has utilized technology from a related party since June 1, 2013, under a licensing agreement. The Company entered into a technology purchase agreement, effective January 1, 2017, to purchase technology. The purchase agreement requires the Company to pay a fixed fee of $130 per main controlling unit (CCU) on the first 1,250 CCUs sold or leased, and $100 per CCU thereafter through December 31, 2026, or until an aggregate $20,000,000 has been paid.

As part of the technology acquisition, the company recognized the contingent consideration at the fair value of the expected royalty payments, which were based on unit sales projections. The royalty liability was recorded at the net present value of the future payments, a 12% weighted average cost of capital.

The technology acquired was capitalized at the net present value of the contingent consideration management expects to pay under the agreement. In 2022, the Company did the recalculation of the value based on the revenue forecast for the final four years. Technology is presented as an intangible asset valued at $87,996 and $108,536 in the accompanying balance sheet as of December 31, 2024, and 2023. The company has elected to amortize, on a straight-line basis over a period of seven years.

As of December 31, 2024, and December 31, 2023, intangible assets consist of:

As of December 31,	2024		2023	
SmartFit Technology acquired	$	108,536	$	108,536
R & D - Underwriters Laboratories		23,388		23,388
Intangible Assets, at cost		**131,924**		**131,924**
Accumulated Amortization		(23,388)		(18,710)
Intangible Assets, net	$	**108,536**	$	**113,214**

Entire intangible assets have been amortized. Amortization expenses for SMARTfit technology and R&D consulting for the fiscal year ended December 31, 2024, and 2023 were $4,677 and $4,678, respectively.

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period	Amortization Expense	
2025	$	4,677
2026		4,677
2027		4,677
2028		4,677
Thereafter		89,826
Total	$	**108,536**

7. LEASES

The Company has one operating lease for business premises. The Company's leases have terms maturing through 2028. Monthly payments range from $9,931 to $10,536 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating leases as of December 31, 2024, and 2023 were 3.25 years and 4.25 years, respectively.

The weighted average discount rate for operating leases as of December 31, 2024, and 2023 were 6.5% and 6.5%, respectively.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

As of December 31,		2024
2025	$	118,594
2026		122,152
2027		125,817
2028		31,608
Thereafter		-
Present Value Discount		(38,456)
Total	$	**359,715**

8. LINE OF CREDIT

During fiscal year 2023, the Company entered into a Line of Credit agreement with Bank of America. The credit facility is $50,000. The interest rate is 15% per annum. The total outstanding balance as of December 31, 2024, and December 31, 2023, was $33,140 and $39,354, respectively. The entire balance is classified as current liability.

9. FACTORING

On October 18, 2024, the Company entered into a factoring agreement with Greg Blanchard. The Company issued a factor of an order for $65,000. The factor fee is calculated at 1% per month. The loan amount is $25,000. The total outstanding balance as of December 31, 2024, and December 31, 2023, was $25,608 and $0, respectively.

10. DEBT

Loans and Promissory Notes:

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 31, 2024			As of December 31, 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Economic Injury Disaster Loan	$ 360,000	3.75%	mid-2020	mid-2050	$ 12,000	$ 348,000	$ 360,000	$ 12,000	$ 348,000	$ 360,000
Term Loan - Mile 13 LLC	40,000	5.00%	12/31/2020	no set	40,000	-	40,000	40,000	-	40,000
Term Loan - SMARTfit Active LLC	189,226	4.50%	12/16/2020	no set	189,226	-	189,226	189,226	-	189,226
Notes Payable - Connie Stomper	100,171	10.00%	02/29/2020	no set	-	-	-	100,171	-	100,171
Note Payable - Tamara Boucar	13,980	8.00%	02/29/2020	no set	13,980	-	13,980	13,980	-	13,980
Note Payable - Dave Moitis	38,244	8.00%	01/01/2015	no set	38,244	-	38,244	38,244	-	38,244
2-yr unsec P/N - P. Lamberti	124,807	6.00%	12/31/2020	no set	108,021	-	108,021	124,807	-	124,807
2023 Prom Note - Cathi Lambert	518,166	6.00%	12/31/2023	03/30/2024	513,172	-	513,172	-	518,166	518,166
2023 Prom Note - Leslie Brtek	95,800	6.00%	12/31/2023	03/30/2024	99,126	-	99,126	-	95,800	95,800
2023 Prom Note - Jack Reed	125,000	6.00%	12/31/2023	03/30/2024	127,675	-	127,675	-	125,000	125,000
2023 Prom Note - Michael Hayes	67,025	6.00%	12/31/2023	12/31/2024	67,025	-	67,025	-	67,025	67,025
2023 Prom Note - Gerry Lambert	10,000	6.00%	12/31/2023	12/31/2025	10,000	-	10,000	-	10,000	10,000
2024 Prom Note - Connie Stomper	138,619	8.00%	01/01/2024	01/01/2026	138,619	-	138,619	-	-	-
2024 Prom Note - Cathi Lambert	300,000	6.00%	31/12/2024	31/12/2026	-	300,000	300,000	-	-	-
2024 Prom Note - Jack Reed	162,000	6.00%	31/12/2024	31/12/2026	-	166,952	166,952	-	-	-
Line of Credit - C. Lamberti	$ 159,836	6.00%	2024	no set	159,836	-	159,836	-	-	-
Total					**$ 1,516,924**	**$ 814,952**	**$ 2,331,877**	**$ 518,427**	**$ 1,163,991**	**$ 1,682,418**

The Company is currently renegotiating the terms and conditions of the promissory notes that are due in 2024 and plans to extend their maturity date. The full balance of these notes has been classified as current liabilities.

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2023 Convertible Notes (various lenders)	$ 898,936	10.00%	Fiscal Year 2023	12/31/2026	$ -	$ 898,936	$ 898,936	$ -	$ 898,936	$ 898,936
2020 Convertible Notes (various lenders)	$1,000,000	10.00%	Fiscal Year 2020	12/31/2023	272,864	-	272,864	272,864	-	272,864
Total					**$ 272,864**	**$ 898,936**	**$ 1,171,800**	**$272,864**	**$ 898,936**	**$ 1,171,800**

The Company is currently renegotiating the terms and conditions of the convertible promissory notes that are due in 2023 and plans to extend their maturity date. The full balance of these notes has been classified as current liabilities.

The convertible notes are secured by substantially all assets of the company; however, the convertible notes are subordinated to creditors in the ordinary course of business and any bank debt. At any time, six months or less prior to the maturity date (or upon earlier notice of repayment by the company), a purchaser may convert the outstanding principal amount of any note, together with the interest accrued thereon, into shares of the Company's Common Stock at the conversion price based on 70% of the then –current company valuation, as determined by the Board of Directors in good faith.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

11. SHARE BASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 15,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	8.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.
The expected term of employee stock options is calculated using a simplified method which takes into consideration the contractual life and vesting terms of the options.
The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**10,444,384**	**$ 0.28**	**-**
Granted	-		
Exercised	(100,000)		
Expired/Cancelled	(121,000)		-
Outstanding at December 31, 2023	**10,223,384**	**$ 0.28**	**2.76**
Exercisable Options at December 31, 2023	**10,101,384**	**$ 0.28**	**2.76**
Granted	-	-	
Exercised	-	-	
Expired/Cancelled	(40,000)	-	
Outstanding at December 31, 2024	**10,183,384**	**$ 0.28**	**1.76**
Exercisable Options at December 31, 2024	**10,099,384**	**$ 0.28**	**1.76**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expense of $205,179 and $205,179, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2022	**1,274,759**	**$ 0**	**-**
Granted	-		
Vested	-		
Forfeited	(334,259)		-
Outstanding at December 31, 2023	**940,500**	**$ 0**	**3.48**
Granted	-	0	
Vested	-	-	
Forfeited	(335,500)	-	
Outstanding at December 31, 2024	**605,000**	**$ 0**	**2.48**

Warrants expenses for the years ended December 31, 2024, and December 31, 2023, were $26,074 and $26,074, respectively.

12. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 80,000,000 shares of Common Stock designated as "Class A Voting Common Stock" and 10,000,000 shares of Common Stock designated as "Class B Non-Voting Common Stock" with a par value of 0.01$. As of December 31, 2024, and December 31, 2023, 35,252,032 shares and 35,202,890 shares of Class A Voting Common Stock, and 129,799 shares of Class B Non-Voting Common Stock were issued and were outstanding, respectively.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Stock with $0.01 par value. As of December 31, 2024, and December 31, 2023, 4,970 shares of Preferred Stock were issued and were outstanding, respectively.

13. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (482,160)	$ (509,948)
Valuation Allowance	482,160	509,948
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023 are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (1,139,792)	$ (657,632)
Valuation Allowance	1,139,792	657,632
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,819,680. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

14. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

15. RELATED PARTY TRANSACTIONS

On December 31, 2023, the Company entered into a promissory note agreement with Founder and CEO, Cathi Lamberti, for $518,166. The note bears an interest rate of 6% per annum, with a maturity date of March 30, 2024. As of December 31, 2024, and December 31, 2023, the outstanding balance of the note, including accrued interest, is $544,203 and $543,712, respectively.

On December 31, 2024, the Company entered into a separate promissory note agreement with Cathi Lamberti for $300,000. This note also bears an interest rate of 6% per annum, with a maturity date of March 30, 2026. As of December 31, 2024, the outstanding balance of the note is $300,000.

Additionally, in 2024, the Company entered into a line of credit for $159,836, bearing an interest rate of 6% per annum. The line does not have a set maturity date.

During the past period, the Company entered into several loan agreements with other shareholders (excluding the founders). As of December 31, 2024, and December 31, 2023, the outstanding balances of these promissory notes and loans were $998,868 and $804,252, respectively.

During the past period, the Company entered into convertible promissory notes with their shareholders and other related parties. As of December 31, 2024, and December 31, 2023, the outstanding balance of Convertible Notes was $1,171,800 and $1,171,800, respectively.

SMARTfit Active LLC is the lender of up to $191,000 to SMARTfit Inc. Cathi Lamberti and SMARTfit Inc. are members of SMARTfit Active LLC. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan is $189,226 and $289,226, respectively.

During 2023, the Company sold its products to one of its shareholders in the amount of $13,858.

On October 18, 2024, the Company entered into a factoring agreement with Greg Blanchard. The Company issued a factor of an order for $65,000. The factor fee is calculated at 1% per month. The loan amount is $25,000. The total outstanding balance as of December 31, 2024, and December 31, 2023, was $25,608 and $0, respectively.

16. SUBSEQUENT EVENTS

The Company is currently renegotiating the terms and conditions of the convertible notes and promissory notes that are due in 2023 and plans to extend their maturity date. The full balance of these notes has been classified as current liabilities.

17. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,353,379, an operating cash flow loss of $774,063 and liquid assets in cash of $52,147, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Catherine B. Lamberti, the Chief Executive Officer of SMARTfit Inc., hereby certify that the financial statements of SMARTfit Inc. and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Report are true and complete in all material respects and that the information herein reflects accurately the information reported on our federal income tax returns.

SMARTfit has not yet filed its federal tax return for 2024.

IN WITNESS WHEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of the 1st of April 2025.

_____
Catherine B. Lamberti, CEO

CERTIFICATION

I, Catherine B. Lamberti, Principal Executive Officer of SMARTfit Inc., hereby certify that the financial statements of SMARTfit Inc. included in this Report are true and complete in all material respects.

Catherine B. Lamberti

Chief Executive Officer